THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

04024726

RECEIVED
2004 APR 29 A 11:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 13, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

By Air Mail

SUPPL

82-3708

Dear Sirs,

Sub :- Quarterly shareholding pattern

We send herewith Quarterly shareholding pattern for the quarter ended on 31st March, 2004 for your information and records.

Thanking you,

Yours faithfully,

Company Secretary

Encl.: As above.

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

dw 5/4

THE ARVIND MILLS LIMITED, AHMEDABAD

Distribution of shareholding as on quarter ended on 31.03.2004

	Category	No. of shares held	Percentage of share holding
A	**PROMOTER'S HOLDING**		
1	Promoters		
	- Indian Promoters	6347597	3.25%
	Aura Securities Pvt.Limited	53488886	27.38%
	AML Employees Welfare Trust	10027624	5.13%
	Agrimore Limited	4536076	2.32%
	- Foreign Promoters		
2	Persons acting in concert (Other than		
	persons who are promoters)		
	Sub - Total	74400183	38.08%
B	**NON PROMOTERS HOLDING**		
3	**Institutional Investors**		
a.	Mutual Funds	830426	0.43%
	Unit Trust of India	1375158	0.70%
		2205584	1.13%
b.	L I C of India	5885359	3.01%
	International Finance Corporation	2471874	1.27%
	Other Banks, Financial Institutions,	5197734	2.66%
	Insurance Companies		
	(Central/State Govt.Institutions/		
	Non Govt. Institutions)		
		13554967	6.94%
c.	Oppenheimer Funds inc.oppenheimer	6500000	3.33%
	International Small Company Fund		
	Goldman Sachs Invt.(Mauritius) I Ltd.	4331067	2.22%
	T Rowe Price International Inc A/C	3942000	2.02%
	T Rowe Price New Asia Fund		
	GMO Erisa Pool	3612700	1.85%
	T Rowe Price International Inc A/C	2485465	1.27%
	T Rowe Price International Inc. Emerging		
	Markets Equity Trust		
	Foreign Institutional Investors	16235267	8.31%
		37106499	18.99%
	Sub - Total	52867050	27.06%
4	**Others**		
a.	Private Corporate Bodies	9632572	4.93%
	ICICI Trusteeship Services Ltd.	4437036	2.27%
		14069608	7.20%
b.	Indian Public	50368039	25.78%
c.	NRIs/OCBs	1208651	0.62%
d.	GDR	2147120	1.10%
e.	Foreign Banks	317790	0.16%
	Sub - Total	68111208	34.86%
	GRAND TOTAL	**195378441**	**100.00%**

Note:1 Name, Number of shares held and percentage shareholding of entities persons holding more than 1 percent of the shares of the company be given under each head.

Sr.No.	Name	No. of shares held	Percentage of share holding
1	Aura Securities Pvt.Limited	53488886	27.38%
2	AML Employees Welfare Trust	10027624	5.13%
3	Oppenheimer Funds inc.oppenheimer International Small Company Fund	6500000	3.33%
4	Life Insurance Corporation of India	5885359	3.01%
5	Agrimore Limited	4536076	2.32%
6	ICICI Trusteeship Services Ltd.	4437036	2.27%
7	Goldman Sachs Invt.(Mauritius) I Ltd.	4331067	2.22%
8	T Rowe Price International Inc A/C T Rowe Price New Asia Fund	3942000	2.02%
9	GMO Erisa Pool	3612700	1.85%
10	T Rowe Price International Inc A/C T Rowe Price International Inc. Emerging Markets Equity Trust	2485465	1.27%
11	International Finance Corporation	2471874	1.27%
12	GDRs	2147120	1.10%
Note 2	Total foreign shareholding as on 31.03.2004	43251934	22.14%

For The Arvind Mills Ltd.

Company Secretary